EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent

First Financial Service Corporation

	State of	Percentage
Subsidiaries	Incorporation	Owned

First Federal Savings Bank of Elizabethtown	Kentucky	100%

First Service Corporation of Elizabethtown (a)	Kentucky	100%

First Heartland Mortgage of Elizabethtown (a)	Kentucky	100%

First Federal Office Park, LLC (a)	Kentucky	100%

(a)           Wholly-owned subsidiaries of First Federal Savings Bank of Elizabethtown.